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                                                                    EXHIBIT 99.2

ITEM 77C:   MATTERS SUBMITTED TO A VOTE OF SECURITY HOLDERS

          ANNUAL MEETINGS. As long as this Corporation is an open-end investment company registered under the United States Investment Company Act of 1940, this Corporation may dispense with the holding of annual meetings of shareholders for the election of directors in accordance with Section 600(b) of the California General Corporation Law. If an annual meeting of shareholders is held, then unless the Board of Directors or the President of this Corporation selects a different time or date, which shall be no later than March 31, such meeting shall be held at 11:00 a.m. on the first day of March, or if such date is not a regular business day, then at the same time on the first regular business day following. The annual meeting shall be for the purpose of electing a Board of Directors to serve until the next annual meeting and until their successors are elected, and for transacting such other business as may properly be brought before the meeting.